Exhibit 99.5

Curaleaf Reports Record First Quarter 2021 Financial and Operational Results

Record First Quarter 2021 Revenue(1) of $260 Million, up 170% YoY and up 13% Sequentially

Record First Quarter 2021 Adjusted EBITDA(1) of $63 Million, up 213% YoY and Up 16% Sequentially, Achieving a Margin of 24%

Revenue Guidance for the Second Quarter 2021 of $305 million to $315 million

WAKEFIELD, Mass., May 10, 2021 – Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) (“Curaleaf” or the “Company”), a leading international provider of consumer products in cannabis, today reported its financial and operating results for the first quarter ended March 31, 2021. All financial information is provided in U.S. dollars unless otherwise indicated.

1Q 2021 Financial Highlights (Unaudited)

			% qoq		% yoy
($ thousands, except per share amounts)	Q1 2021	Q4 2020	Change	Q1 2020	Change
Total Revenue	$260,320	$230,253	13%	$96,496	170%
Gross profit before impact of biological assets	$128,467	$110,595	16%	$52,483	145%
Gross profit on cannabis sales (1)	$128,030	$109,625	17%	$33,042	287%
Gross margin on cannabis sales (1)	49%	48%		43%
Adjusted EBITDA(1)	$62,625	$53,784	16%	$20,006	213%
Net income (loss) attributable to Curaleaf Holdings Inc.	$(17,211)	$(35,274)		$(15,089)
Net income (loss) per share – basic and diluted	$(0.03)	$(0.05)		$(0.03)

(1)	See "Non-IFRS Financial and Performance Measures" below for more information regarding Curaleaf's use of Non-IFRS financial measures and other reconciliations.

Earnings Call: Monday, May 10, 2021, at 5:00 P.M. ET

Conference ID # is 6935525

Replay ID # is 10155488

U.S. Callers: 1 (888) 317 6003	U.S. Replay: 1 (877) 344 7529
International Callers: 1 (412) 317 6061	International Replay (Toll): 1 (412) 317 0088
Canadian Callers: 1 (866) 284 3684	Canadian Replay: 1 (855) 669 9658

The teleconference will be rebroadcasted starting at 7:00 P.M. ET on May 10, 2021 and will end at 7:00 P.M. ET on May 17, 2021

Joe Bayern, Chief Executive Officer of Curaleaf stated, “Curaleaf delivered record first quarter 2021 financial results with total revenue exceeding the high-end of our guidance range as we extended our U.S. leadership, all while creating a new foundation for future international growth opportunities. The stronger than expected first quarter performance drove record adjusted EBITDA as well as approximately 640 basis points of improvement in gross margin year-over-year. These impressive results reflect the leverage of the strategic investments we have made across the organization in cultivation, product innovation as well as expanding our branded retail and wholesale distribution channels. Curaleaf launched a range of innovative new products to our retail and wholesale channels during the quarter, including our new Select Squeeze THC-infused beverage enhancer which marked our most successful product launch ever and represented one of the cannabis industry's widest national product launches to date. With our revenue projected to increase to $305 million to $315 million in the second quarter, we also expect to generate significant improvements in terms of achieving positive net income and positive operating cash flows in the back half of 2021.”

Boris Jordan, Executive Chairman of Curaleaf commented, “With the acceleration of cannabis liberalization momentum at the state and federal levels, Curaleaf’s prospects for growth in the United States have never been stronger. The recent approvals of adult-use cannabis in New Jersey and New York, which are states where Curaleaf has a leading market share, will unlock vast new markets, worth an estimated $2.1 billion and $5 billion in sales respectively. We raised approximately $300 million in new capital during the first quarter to help support our ability to scale for new adult-use markets while also allowing us to be opportunistic for highly attractive assets that further strengthen our position as the global cannabis market leader.”

First Quarter Highlights

•	Record revenue of $260 million, a growth of 170% YoY, above guidance of $250 million to $255 million.

•	Record adjusted EBITDA of $63 million, a growth of 213% YoY, and equivalent to a margin of 24%.

•	Raised net proceeds of $240.6 million in a public offering and net proceeds of $49.9 million from a tack-on to the existing secured credit facility.

•	Closed the quarter with 102 retail locations and 1,992 wholesale partner accounts.

•	Launched Select Squeeze, a THC-infused beverage enhancer, to date the widest cannabis product launch in the nation, available in 14 states.

•	Retail revenue grew by 14% sequentially, and 231% YoY, representing 72% of total revenue.

•	Wholesale revenue grew by 12% sequentially, and 254% YoY, representing 28% of total revenue.

Post First Quarter Highlights

•	Successfully closed the acquisition of EMMAC, Europe’s largest vertically integrated independent cannabis company, while securing $80 million in new capital into the European business subsidiary from a strategic investor to support future growth.

•	Opened four new stores since March 31, 2021 in Illinois and Pennsylvania, bringing total retail locations to 106.

Financial Results for the First Quarter Ended March 31, 2021

Total revenue increased by 170% to $260 million during the first quarter of 2021, compared to $96 million in the first quarter of 2020.

Revenue (Unaudited)

($ thousands)

	Q1 2021	Q4 2020	Q1 2020
Retail revenue	$187,677	$164,932	$56,633
Wholesale revenue	72,206	64,351	20,422
Management fee income	437	970	19,441
Total Revenue	$260,320	$230,253	$96,496

Retail revenue increased by 231% to $188 million during the first quarter of 2021, compared to $57 million in the first quarter of 2020, representing 72% of total revenue. Growth in retail revenue was primarily due to strong organic growth across Curaleaf’s footprint, the opening of six new stores across Florida, Maine, and Pennsylvania, and the rapid acceleration of revenue growth in Arizona after the introduction of adult-use sales in January of 2021.

Wholesale revenue increased 254% to $72 million during the first quarter of 2021, compared to $20 million in the first quarter of 2020, representing 28% of total revenue. Growth in wholesale revenue was due primarily to the continued national expansion of the Select brand in both the Central and Northeastern markets including Massachusetts, New York, New Jersey, Maryland, Illinois, and Pennsylvania, and the successful launch of new products such as Select Squeeze, Select Essentials, and Select Fresh. It also resulted from strength of the Select brand in core Western markets including Arizona, California, and Oregon.

Gross Profit on Cannabis Sales (Unaudited)

($ thousands)

	Q1 2021	Q4 2020	Q1 2020
Retail and wholesale revenues	$259,883	$229,283	$77,055
Cost of goods sold	131,853	119,658	44,013
Gross profit on cannabis sales	$128,030	$109,625	$33,042

Gross profit on cannabis sales was $128 million for the first quarter of 2021, compared to $33 million in the first quarter of 2020. Gross profit margin reached 49%, equivalent to a year-over-year increase of 636 basis points. The increase was primarily due to an expansion in operating capacity as well as improved efficiency in the Company’s cultivation and processing facilities.

Net Income (Loss)

($ thousands)

	Q1 2021	Q4 2020	Q1 2020
Total Revenues	$260,320	$230,253	$96,496
Gross profit	140,814	125,462	68,039
Income (Loss) from operations	33,705	20,627	4,993
Total other income (expense), net	(20,208)	(17,893)	(7,196)
Income tax benefit (expense)	(30,708)	(37,843)	(13,249)
Net loss	$(17,211)	$(35,109)	$(15,089)

For the first quarter of 2021, net loss attributable to Curaleaf Holdings, Inc. was $17 million, compared to a net loss of $15 million in the first quarter of 2020. The net result was primarily impacted by an income tax provision of $31 million due to increased gross profit in certain of the Company’s subsidiaries that are subject to the restrictions of Section 280E of the Internal Revenue Code and, to a lesser degree, by an increase in the interest expense related to lease liabilities due to the expanded number of retail sites. Net loss for the quarter included approximately $6 million in one-time charges which mostly include expenses associated with the equity offering and debt raise. These effects were partially compensated by a significant increase in Income from Operations.

Adjusted EBITDA (Unaudited)

($ thousands)

	Q1 2021	Q4 2020	Q1 2020
Net income (loss)	$(17,211)	$(35,109)	$(15,452)
Interest expense, net	20,623	25,366	9,804
Income tax expense	30,708	37,843	13,249
Depreciation and amortization (1)	30,155	29,034	14,906
Share-based compensation	4,907	16,114	4,501
Other (income) expense	(415)	(7,473)	(2,608)
Change in fair value of biological assets	(12,347)	(14,867)	(15,556)
One time charges(2)	6,206	2,876	11,162
Adjusted EBITDA	$62,625	$53,784	$20,006

(1)	Depreciation and amortization expense in Q1 2021, Q4 2020, and Q1 2020 include amounts charged to cost of goods sold on the statement of profits and losses.
(2)	One time charges in Q1 2021 mostly include expenses associated with the equity offering and debt raise.

Adjusted EBITDA was a record $63 million for the first quarter of 2021, compared to $20 million for the first quarter of 2020. The year-over-year increase in adjusted EBITDA was primarily driven by solid revenue growth combined with strong operating leverage.

Balance Sheet and Liquidity

As of March 31, 2021, the Company had $315 million of cash and $340 million of outstanding debt net of unamortized debt discounts.

Capital Expenditures

During the first quarter of 2021, Curaleaf invested $31 million net in capital expenditures, mostly attributable to cultivation, processing, and retail sites development activities.

Shares Outstanding

As of March 31, 2021 and December 31, 2020, our weighted average shares outstanding amounted to 682,041,420 and 557,192,899 shares, respectively.

As of March 31, 2021 and December 31, 2020, our issued and outstanding SVS and MVS shares amounted to 686,409,852 and 663,801,845 shares, respectively.

Non-IFRS Financial and Performance Measures

In this press release Curaleaf refers to certain non-IFRS financial measures such as “Gross Profit on Cannabis Sales” and “Adjusted EBITDA”. These measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers. The Company defines “Gross Profit on Cannabis Sales” as retail and wholesale revenues less cost of goods sold. “Adjusted EBITDA” is defined by Curaleaf as earnings before interest, taxes, depreciation and amortization less share-based compensation expense and one-time charges related to business development, acquisition, financing and reorganization costs. Curaleaf considers these measures to be an important indicator of the financial strength and performance of our business. We believe the adjusted results presented provide relevant and useful information for investors because they clarify our actual operating performance, make it easier to compare our results with those of other companies and allow investors to review performance in the same way as our management. Since these measures are not calculated in accordance with IFRS, they should not be considered in isolation of, or as a substitute for, our reported results as indicators of our performance, and they may not be comparable to similarly named measures from other companies. The following tables provide a reconciliation of each of the non-IFRS measures to its closest IFRS measure.

Consolidated Statements of Financial Position (Unaudited)

($ thousands)

	March 31,	December 31,
	2021	2020
Assets
Current assets:
Cash	$314,591	$73,542
Accounts receivable	33,750	28,830
Inventory, net	237,254	197,991
Biological assets	46,452	46,210
Assets held for sale	60,922	58,504
Prepaid expenses and other current assets	22,785	10,140
Current portion of notes receivable	3,723	2,645
Total current assets	719,477	417,862
Deferred tax asset	5,528	5,528
Notes receivable	2,004	2,000
Property, plant and equipment, net	259,109	242,855
Right-of-use assets, net	265,078	267,168
Intangible assets, net	781,111	797,401
Goodwill	469,837	470,144
Investments	16,264	16,264
Prepaid acquisition consideration	132,234	132,234
Other assets	30,726	35,135
Total assets	$2,681,368	$2,386,591

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$38,651	$47,043
Accrued expenses	54,368	57,475
Income tax payable	110,147	79,649
Current portion of lease liability	16,382	15,710
Current portion of notes payable	4,193	6,500
Liabilities held for sale	12,775	7,181
Other current liabilities	1,454	6,568
Total current liabilities	237,970	220,126
Deferred tax liability	222,566	226,465
Notes payable	335,320	285,001
Lease Liabilities	270,948	270,495
Non-controlling interest redemption liability	2,694	2,694
Contingent consideration liability	1,898	1,898
Other long term liability	3,864	3,698
Total liabilities	1,075,260	1,010,377

Shareholders’ equity:
Share capital	2,021,980	1,754,412
Treasury shares	(5,208)	(5,208)
Reserves	(198,207)	(177,744)
Accumulated deficit	(211,856)	(194,645)
Total Curaleaf Holdings, Inc. shareholders' equity	1,606,709	1,376,815
Redeemable non-controlling interest	(2,694)	(2,694)
Non-controlling interest	2,093	2,093
Total shareholders’ equity	1,606,108	1,376,214
Total liabilities and shareholders’ equity	$2,681,368	$2,386,591

Consolidated Statements of Profits and Losses (Unaudited)

($ thousands, except for share and per share amounts)

	Three Months Ended
	March, 31
	2021	2020
Revenues:
Retail and wholesale revenues	$259,883	$77,055
Management fee income	437	19,441
Total revenues	260,320	96,496
Cost of goods sold	131,853	44,013
Gross profit before impact of biological assets	128,467	52,483
Realized fair value amounts included in inventory sold	(68,914)	(21,191)
Unrealized fair value gain on growth of biological assets	81,261	36,747
Gross profit	140,814	68,039
Operating expenses:
Selling, general and administrative	80,090	45,857
Share-based compensation	4,907	4,501
Depreciation and amortization	22,112	12,688
Total operating expenses	107,109	63,046
Income (Loss) from operations	33,705	4,993
Other income (expense):
Interest income	88	2,846
Interest expense	(12,151)	(10,492)
Interest expense related to lease liabilities	(8,560)	(2,158)
Other income (expense)	415	2,608
Total other income (expense), net	(20,208)	(7,196)
Income (Loss) before provision for income taxes	13,497	(2,203)
Income tax benefit (expense)	(30,708)	(13,249)
Net loss	(17,211)	(15,452)
Less: Net income (loss) attributable to non-controlling interest	—	(363)
Net loss attributable to Curaleaf Holdings, Inc.	$(17,211)	$(15,089)
Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.03)	$(0.03)
Weighted average common shares outstanding – basic and diluted	682,041,420	507,700,498

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select and Grassroots provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 23 states with 106 dispensaries, 23 cultivation sites and more than 30 processing sites, employing over 4,800 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

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Contact Information

Investor Contact:

Curaleaf Holdings, Inc. Carlos Madrazo, SVP Head of IR & Capital Markets

ir@curaleaf.com

Media Contact:

Curaleaf Holdings, Inc. Tracy Brady, VP of Corporate Communications

media@curaleaf.com

Disclaimer

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws (“forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “assumptions”, “assumes”, “guidance”, “outlook”, “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words and includes, among others, information regarding: its outlook for and expected operating margins, capital allocation, free flow cash and other financial results; growth of its operations via expansion, for the effects of any transactions; expectations for the potential benefits of any transactions; statements relating to the business and future activities of, and developments related to, the Company after the date of this press release, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; expectations that planned acquisitions will be completed; expectations regarding cultivation and manufacturing capacity; expectations regarding receipt of regulatory approvals; expectations that licenses applied for will be obtained; potential future legalization of adult-use and/or medical cannabis under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; and other events or conditions that may occur in the future. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on the then current expectations. Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: the available funds of the Company and the anticipated use of such funds; the availability of financing opportunities; legal and regulatory risks inherent in the cannabis industry; risks associated with economic conditions, dependence on management and currency risk; risks relating to U.S. regulatory landscape and enforcement related to cannabis, including political risks; risks relating to anti-money laundering laws and regulation; other governmental and environmental regulation; public opinion and perception of the cannabis industry; risks related to contracts with third-party service providers; risks related to the enforceability of contracts; reliance on the expertise and judgment of senior management of the Company, and ability to retain such senior management; risks related to proprietary intellectual property and potential infringement by third-parties; the concentrated voting control of the Company’s Chairman and the unpredictability caused by the capital structure; risks relating to the management of growth; increasing competition in the industry; risks inherent in an agricultural business; risks relating to energy costs; risks associated to cannabis products manufactured for human consumption including potential product recalls; reliance on key inputs, suppliers and skilled labor; cybersecurity risks; ability and constraints on marketing products; fraudulent activity by employees, contractors and consultants; tax and insurance related risks; risks related to the economy generally; risk of litigation; conflicts of interest; risks relating to certain remedies being limited and the difficulty of enforcement of judgments and effect service outside of Canada; risks related to future acquisitions or dispositions; sales by existing shareholders; limited research and data relating to cannabis; as well as those risk factors discussed under “Risk Factors” in the Company’s Annual Management, Discussion and Analysis dated March 11, 2021, and in the Company’s Annual Information Form dated April 28, 2021, and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this press release as well as statements regarding the Company’s objectives, plans and goals, including future operating results and economic performance may make reference to or involve forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this press release. Such forward-looking statements are made as of the date of this press release. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

This news release contains future-oriented financial information and financial outlook information (collectively, “FOFI”) about the Company’s prospective results of operations, production and production efficiency, commercialization, revenue and cash on hand, all of which are subject to the same assumptions, risk factors, limitations, and qualifications as set second in the above paragraph. FOFI contained in this document was approved by management as of the date of this document and was provided for the purpose of providing further information about the Company’s future business operations. The Company disclaims any intention or obligation to update or revise any FOFI contained in this document, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that the FOFI contained in this document should not be used for purposes other than for which it is disclosed herein. The financial information reported in this news release is based on unaudited management prepared financial statements for the quarter ended March 31, 2021. Accordingly, such financial information may be subject to change. Financial statements for the period will be released and filed under the Company’s profiles on SEDAR at www.sedar.com no later than May 12, 2021. All financial information contained in this news release is qualified in its entirety with reference to such unaudited financial statements. While the Company does not expect there to be any material changes, to the extent that the financial information contained in this news release is inconsistent with the information contained in the Company’s unaudited financial statements, the financial information contained in this news release shall be deemed to be modified or superseded by the Company’s unaudited financial statements. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation for purposes of applicable securities laws.

Neither the Canadian Securities Exchange nor its Regulation Service Provider has reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.